Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis summarizes the significant factors affecting our operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our financial statements and the related notes thereto included elsewhere in this prospectus. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in the Company’s prospectus dated December 11, 2024, particularly in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The unaudited interim consolidated financial statements for the six months ended December 31, 2024 and 2023, and the audited consolidated financial statements for the years ended June 30, 2024 and 2023 are prepared pursuant to IFRS. As permitted by the rules of the SEC for foreign private issuers, we do not reconcile our financial statements to U.S. generally accepted accounting principles.

Overview

RoyaLand is a Bermuda holding company focused on creating an online and offline immersive, fantasy-based royalty-themed experience called myRoyal.World, primarily centered around a mobile-first massively multiplayer online role-playing game, or MMORPG, called TheRoyal.Land. We are actively focused on developing what we believe to be a novel, interactive and immersive game based on a player-empowered design. We plan to build proprietary digital avatars and provide opportunities to players to earn in-game reward currency, build virtual land, and own their online assets while enhancing all of these features with what we consider to be premium incremental in-game content.

We are developing TheRoyal.Land and myRoyal.World in collaboration with our founder, the Monaco-based grandson of the last King of Italy, Emanuele Filiberto di Savoia, who claims the titles of His Royal Highness, Prince of Venice, and Prince of Piedmont and is also referred to in this prospectus as the hereditary “Prince of Italy.” In addition, with the support of and affiliation with seven other royal families and families with legal, hereditary or historically based claims to royal positions in Russia, Albania, France, Bulgaria, Yugoslavia, Lesotho, and Mecklenburg collectively referred to as the Royal Families, TheRoyal.Land is intended to deliver this unique past-meets-future entertainment experience.

We believe that TheRoyal.Land will introduce the first historically inspired monarchy-based MMORPG, founded by the Prince of Italy and reinforced by the Royal Families.

Our objective is to connect and engage with players from around the world through royalty-themed entertainment by becoming a worldwide leader in the development, publishing, and distribution of high-quality interactive entertainment content and services, as well as related media, that deliver engaging entertainment experiences to our network of connected players on a year-round basis. Players, in their selected roles, will represent every part of TheRoyal.Land society. From the Artisans that guide the skilled trades of old to the Knights and Squires that guard the Realm. From Prisoner to Prince, each role will hold specific purposes, abilities, skills, chances for advancement, and adventures.

To that end, we expect to capitalize on the expanding video games market, with worldwide revenue expected to grow to approximately $282.3 billion in 2024 according to Statista, and the increased interest in the world of royalty, to expand our brand and our products worldwide (Statista, Video Games – Worldwide, November 2023).

We are currently in the development phase for TheRoyal.Land and myRoyal.World. On June 30, 2023, we entered into a project agreement with Neosperience S.p.A., or Neosperience, pursuant to which Neosperience will design and develop TheRoyal.Land using its proprietary technology. The first phase of the project agreement has already commenced. Neosperience plans to use its models to create complex and dynamic in-game environments and realistic and emotive characters and to assist with dynamically adjusting the difficulty level and game balance in real time based on player behavior and performance to keep the game challenging yet rewarding. For example, Neosperience’s technology is designed to imbue non-player characters, or NPCs, with various behaviors, which we believe makes them seem more lifelike and responsive thereby enhancing player immersion and creating a more engaging gameplay experience. Additionally, Neosperience intends to use advanced modeling and rendering techniques to create realistic player characters and NPCs that dynamically interact utilizing a full range of human-like emotions, reactions and movements giving them a depth of character which we believe is rarely seen in video games.

As of the date of this report, the expected cost to ready the game for beta version release is approximately $500,000 to $1 million. The pre-production playable beta version of TheRoyal.Land is expected to be released by mid-2026. Unforeseen delays in product development, turnover of resources and lack of capital may impact our delivery timeline. In addition, we have secured the domains, TheRoyaLand.online and TheRoyaLand.io, on which we expect to host TheRoyal.Land, and have finished website development for TheRoyal.Land. We are also in the early stages of discussions with media companies to develop myRoyal.World media assets for various streaming platforms. We plan to add additional internal resources to ensure the quality and timely delivery of TheRoyal.Land and myRoyal.World’s assets and experiences.

As we launch our initial products, our revenue will depend on our ability to successfully assemble an engaged community around TheRoyal.Land, who we believe will become long-term players of our mobile and online games. We expect that our future revenues will depend on our ability to monetize the game-playing environment of TheRoyal.Land, as well as potential ancillary products, services, and events.

Our Historical Performance

The Company’s independent registered public accounting firm has expressed substantial doubt as to the Company’s ability to continue as a going concern. While we had cash of $78,784 and $261,476 as of December 31, 2024 and June 30, 2024, respectively, we have incurred net losses since our inception and had accumulated deficits of $2,688,769 as of December 31, 2024 and $2,089,387 as of June 30, 2024. We estimate we will be able to conduct our planned operations using currently available capital resources, including resources received from our April 2025 private placements, for the next eight to twelve months. However, in order to meet our growth expectations, we will need to raise funds beyond our current working capital balance in order to finance future development of TheRoyal.Land and myRoyal.World and meet any debt obligations until such time as future profitable revenues are achieved. We will seek to fund our operations through public offerings, including this offering, private equity offerings, debt financings, and government or other third-party funding. However, the Company may not be able to raise adequate funds for capital expenditures, working capital and other cash requirements from capital markets on acceptable terms, or at all. Advances from an officer or shareholder may likewise be unavailable. The Company’s failure to raise capital as and when needed and generate significantly higher revenues than operating expenses to achieve profitability would impact its going concern status and would have a negative impact on its financial condition and its ability to pursue its business strategy and continue as a going concern. For further discussion, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Going Concern”.

Recent Developments

Private Placements

In April 2025, we conducted a private placement of our Class B Common Shares and entered into a certain subscription agreement with an accredited investor as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws. Pursuant to the agreement, we issued 500,000 Class B Common Shares at $1.00 per share for a total of $500,000. Boustead Securities, LLC, or Boustead, acted as placement agent in these private placements. Pursuant to our engagement letter agreement with Boustead, in addition to payments of a success fee of $35,000, or 7% of the total purchase price of the shares sold in the private placement, and a non-accountable expense allowance of $5,000, or 1% of the total purchase price of the shares sold in the private placement, we agreed to issue Boustead five-year warrants to purchase up to 35,000 Class B Common Shares in aggregate, exercisable on a cashless basis, with an exercise price of $1.00 per share, subject to adjustment.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to acquire and retain new customers and users;

●	our ability to offer competitive pricing;

●	our ability to broaden product or service offerings;

●	industry demand and competition;

●	our ability to leverage technology and use and develop efficient processes;

●	our ability to attract and retain talented employees and contractors; and

●	market conditions and our market position.

Results of Operations

Comparison of Six Months Ended December 31, 2024 and 2023

The following table sets forth key components of the interim consolidated results of operations of our Company for the six-month periods ended December 31, 2024 and 2023.

Statements of Operations Data	Six Months Ended December 31, 2024	% of Revenue	Six Months Ended December 31, 2023	% of Revenue
Revenue	-	N/A	-	N/A
Cost of revenue	-	N/A	-	N/A
General and administrative expenses	$599,382	N/A	738,091	N/A
Operating loss	(599,382)	N/A	(738,091)	N/A
Other income (expense)	-	N/A	-	N/A
Loss before income taxes	(599,382)	N/A	(738,091)	N/A
Provision for income taxes	-	N/A	-	N/A
Net loss	$(599,382)	N/A	$(738,091)	N/A

Revenue

For the six-month periods December 31, 2024 and 2023, no revenue was recorded.

General and Administrative Expenses

Our general and administrative expenses consisted of the following for the six-month periods ended December 31, 2024 and 2023:

	Six Months Ended December 31, 2024	Six Months Ended December 31, 2023
Product research and development - expenses associated with Neosperience agreement	$277,364	$301,617
Legal and accounting	186,811	258,831
Consulting:
Expenses associated with Skyline agreement	24,903	30,000
CFO and CTO consulting expenses	65,781	72,719
Other consulting expenses	4,520	17,760
Filing fees	15,022	27,372
Bad debts	-	520
Other	24,981	29,272
Total general and administrative expense	$599,382	$738,091

During the six months ended December 31, 2023, we entered into agreements with Neosperience S.P.A. and Skyline Corporate Communications Group, LLC, both of which related to our effort to develop our MMORPG called TheRoyal.Land. Information concerning these agreements and the expenses related thereto is described in Note 4 to the accompanying interim condensed consolidated financial statements.

Expenses for our CFO and CTO were $65,781 for the six months ended December 31, 2024 compared to $72,719 for the comparable period in 2023. The reduction in expenses in the 2024 period resulted from lower out-of-pocket expense reimbursements.

The six months ended December 31, 2024 saw reductions in legal and accounting, filing fees, and other expenses compared to the same period in 2023. In November 2024, we became listed on the OTCQB and the reductions were principally the result of fewer filings with the SEC leading up to our listing. While our write off of deferred offering costs during the six months ended December 31, 2024 increased legal and accounting expense by $80,191, the reductions from fewer SEC filings more than offset the effects of the write off of deferred offering costs.

Operating and Net Loss

Our operating losses and net losses for the six months ended December 31, 2024 and 2023 were $599,382 and $738,091, respectively, and were a result of the factors described above.

Liquidity and Capital Resources

As of December 31, 2024, the Company had a consolidated cash balance of $78,784 and total assets of $90,839. As of June 30, 2024, we had a consolidated cash balance and total assets of $261,476 and $381,279, respectively. To date, we have financed our operations primarily through sales of our common shares.

Management has prepared estimates of operations and believes that sufficient funds will be generated from operations and equity financings to fund our operations for at least the next eight to twelve months. We have raised gross proceeds during the periods and in the amounts shown below:

Gross Proceeds
July 1, 2023 to December 31, 2023	$900,000
January 1, 2024 to June 30, 2024	300,000
July 1, 2024 to December 31, 2024	-
Subsequent to December 31, 2024	500,000

If we are unable to raise additional funds, our currently available cash resources will be sufficient to fund our operations for at least the next eight to twelve months. The Company’s founders have verbally agreed to support the Company if there is any deficit until the funds are raised. In the future, we may require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

The accompanying interim condensed consolidated financial statements have been prepared on a going concern basis under which we are expected to be able to realize our assets and satisfy our liabilities in the normal course of business.

Going Concern

The accompanying interim condensed consolidated financial statements for the Company have been prepared assuming that we will continue as a going concern. However, our independent registered public accounting firm has expressed substantial doubt as to the Company’s ability to continue as a going concern. We have incurred net losses since our inception, and as of December 31, 2024, we had cash of $78,784 and an accumulated deficit of $2,688,769. As a result, there is substantial doubt about the Company’s ability to continue as a going concern.

Our ability to continue as a going concern is dependent upon our ability to generate profitable operations in the future and/or obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. Management has plans to seek additional capital through public offerings, including this offering, private equity offerings, debt financings, and government or other third-party funding. These plans, if successful, will mitigate the factors which raise substantial doubt about our ability to continue as a going concern.

However, the sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Summary of Cash Flow

The following tables provide detailed information about our net cash flow for all financial statement periods presented in this prospectus.

Six Months Ended December 31, 2024 and 2023

The following table sets forth key components of our Company’s cash flow during the six-month periods ended December 31, 2024 and 2023.

	Six Months Ended December 31, 2024	Six Months Ended December 31, 2023
Net cash used in operating activities:
Net loss	$(599,382)	$(738,091)
Non-cash items – stock option expense	8,333	-
Change in working capital items	316,479	165,715
Net cash used in operating activities	(274,570)	(572,376)
Net cash provided by (used in) investing activities	-	-
Net cash provided by (used in) financing activities	89,804	693,109
Net increase (decrease) in cash	(184,766)	120,733
Foreign currency translation adjustment	2,074	(588)
Cash, beginning of period	261,476	134,543
Cash, end of period	78,784	254,688

During the six months ended December 31, 2024 and 2023, our net cash used in operations was $274,570 and $572,376, respectively. The reduction in net cash used was partly the result of a reduction in our net loss of $138,709. In addition, difference in the change in working capital items between the two periods of $150,764, mainly from an increase in accounts payable/accrued liabilities, added to the reduction in net cash used in operations.

During the six months ended December 31, 2024 and 2023, there was no net cash provided by (used in) investing activities.

During the six months ended December 31, 2024, net cash provided by financing activities was caused by the reduction of deferred offering costs, which was written off as of December 31, 2024. In the six-month period ended December 31, 2023, net cash provided by financing activities mainly resulted from net proceeds from the sale of the Company’s Class B common shares totaling $715,820 partially offset by deferred offering costs of $20,835 and repayment to related parties of $1,876.

Contractual Obligations

None

Capital Expenditures

None

Lease Commitments

None

Contingencies

We are currently not a defendant in any material legal proceedings, investigation, or claims.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosures about Market Risk

Risk Management Overview

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in foreign exchange rates as well as, to a lesser extent, inflation and credit and concentration risks. This note provides information about our exposure to each of these risks, our objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements.

Financial Risk Factors

We believe our activities do not expose us to any market, credit or liquidity risk.

Critical Accounting Policies and Estimates

The following discussion relates to critical accounting policies for our company. The preparation of financial statements in conformity with IFRS requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Use of Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses during the period. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Areas in which management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of our Company’s functional currencies and the collectability of our accounts receivable and other current assets. Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the notes to the financial statements included with this prospectus.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of our Company. Unobservable inputs are inputs that reflect our Company’s assumptions about the factors that market participants would use in valuing the asset or liability. The fair value hierarchy consists of the following three levels of inputs that may be used to measure fair value:

Level 1	—	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	—	Inputs other than quoted prices included in Level 1 that are observable in the marketplace either directly (i.e., as prices) or indirectly (i.e., derived from prices).
Level 3	—	Unobservable inputs which are supported by little or no market activity.

Revenue Recognition

We recognize revenue in OAPLT under the guidance of IFRS 15, Revenue from Contracts with Customers. Under this guidance, revenue is recognized upon the application of the following steps:

1.	Identification of the contract with a customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of revenue when, or as, the performance obligation is satisfied.

Our revenue arrangements with customers predominantly involve a single performance obligation related to the creation and delivery of apps, websites, the hosting of web products and the provision of services in relation thereto. A payment obligation is established at the time we transfer control of the product or service to the customer.

We exclude from the measurement of each transaction price, if applicable, all taxes imposed on and concurrent with a specific revenue-producing transaction and collected by us from a customer. Such taxes collected are included in accounts payable on the balance sheets as they would ultimately be remitted to governmental authorities.

Income Taxes

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive loss.

Current taxes are the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years. Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.

In addition, deferred taxes are not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Net Income/Loss Per Share

We compute net income (loss) per share, or EPS for our shares. Under the provisions of IAS 33, Earnings per Share, basic EPS is calculated by dividing the profit or loss attributable to our capital shareholders by the weighted average number of capital shares outstanding during the period. Diluted EPS is computed similar to basic EPS except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of any exercisable instruments, if dilutive. The number of additional shares is calculated by assuming that outstanding exercisable instruments were exercised and that the proceeds from such exercise were used to acquire capital shares at the average market price during the reporting periods. As of December 31, 2024 and 2023, we had no potentially dilutive shares.